

July 13, 2022

Nancy K. Buese
Executive Vice President and Chief Financial Officer
Newmont Corporation
6900 E Layton Ave.
Denver, CO 80237

> **Re: Newmont Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-31240**

Dear Ms. Buese:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Report of Independent Registered Public Accounting Firm, page 111

1.  It does not appear as though PricewaterhouseCoopers LLP provides an audit opinion for Nevada Gold Mines LLC ("NGM") for the period from inception through December 31, 2019. Either amend to present an audit report that opines on the complete results of operations and cash flows for the period from inception through December 31, 2019 or tell us why the current opinion is sufficient. Also, clarify the inception and formation date of NGM. Page 122 of your filing states that NGM was established on July 1, 2019; however, PricewaterhouseCoopers LLP's audit opinion presented in your December 31, 2020 Form 10-K indicates that the formation date is April 11, 2019.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation